Exhibit 99.2 5/17/2018 Press Release 17 May 2018 3:30 pm CET Regulated Information

Celyad announces pricing of $47.3 million global offering

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies, today announced the pricing of a global offering of 1,800,000 ordinary shares, comprised of 523,913 ordinary shares in the form of American Depositary Shares (ADSs) offered in the United States, Canada and certain countries outside of Europe at a price per ADS of $26.28, and 1,276,087 ordinary shares in Europe and certain countries outside of the United States and Canada in a concurrent private placement at a price per share of €22.29 (the “global offering”). Each ADS represents the right to receive one ordinary share. The price per ADS was determined based on an exchange rate of $1.1789 per euro. The gross proceeds to Celyad from the global offering are expected to be approximately $47.3 million (approximately €40.1 million), before deducting underwriting commissions and estimated offering expenses.

In addition, Celyad has granted the underwriters a 30-day option to purchase up to an additional 270,000 ordinary shares, which may be in the form of ADSs, on the same terms and conditions. The closing of the global offering is expected to occur on May 22, 2018, and is subject to customary closing conditions.

Celyad’s ADSs are currently listed on the NASDAQ Global Select Market under the symbol “CYAD” and Celyad’s ordinary shares are currently listed on Euronext Brussels and Euronext Paris.

Wells Fargo Securities, LLC and Bryan, Garnier & Co. are acting as joint bookrunning managers for the offering. Bank Degroof Petercam NV is acting as a co-manager for the private placement and LifeSci Capital LLC is acting as a co-manager for the global offering. Kempen & Co NV is Celyad’s advisor in connection with the offering.

The securities are being offered pursuant to an effective shelf registration statement that was previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (SEC). A preliminary prospectus supplement dated May 15, 2018 relating to and describing the terms of the offering was filed with the SEC on May 16, 2018. The final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to these securities can also be obtained for free from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or email a

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5/17/2018 Press Release 17 May 2018 3:30 pm CET Regulated Information

request to cmclientsupport@wellsfargo.com or Bryan, Garnier & Co., Beaufort House, 15 Saint Botolph Street, London EC3A 7BB, United Kingdom, or by telephone at +44 20 7332 2500, or by email at info@bryangarnier.com.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale is or would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), has been evaluated in a single dose escalation Phase 1 clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the closing of the global offering. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Important information

In the European Economic Area, the transaction to which this announcement relates is only addressed to and is only directed at qualified investors within the meaning of Directive 2003/71/EC (as amended, and together with any applicable implementing measures in any Member State, the “Prospectus Directive”) (“Qualified Investors”).

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5/17/2018 Press Release 17 May 2018 3:30 pm CET Regulated Information

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding this offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the U.S. Securities and Exchange Commission, no steps have been taken, or will be taken, for the offering of ordinary shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of securities, and the subscription for or purchase of securities, are subject to special legal or statutory restrictions in certain jurisdictions. Celyad SA is not liable if these restrictions are not complied with by any person.

In connection with the transaction to which this communication relates: stabilisation transactions may be effected by Wells Fargo Securities, LLC and/or Bryan, Garnier & Co. that aim to supporting the market price of the securities; stabilisation transactions may occur at any time beginning following the pricing of the offering and ending upon exercise or expiration of the underwriters’ option to purchase additional ordinary shares (including in the form of ADSs); and stabilisation may not necessarily occur and may cease at any time.

Contacts:

Celyad

Christian Homsy, CEO and Patrick Jeanmart CFO - T: +32(0) 10 39 41 00 – investors@celyad.com

Nicolas Van Hoecke, Director, Investor Relations & Communications - T: +32(0) 10 39 41 84 – nvanhoecke@celyad.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 - celyad@comfi.be

For the U.S.: LifeSci Investor Relations

Daniel Ferry – T.: +1 (617) 535 7746 – celyad@lifesciadvisors.com

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